Commission File Number 33-91238

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                   FORM 11-K

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
    EXCHANGE ACT OF 1934 [Fee Required]

FOR THE FISCAL YEAR ENDED DECEMBER 31, 1995

                                      or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
    EXCHANGE ACT OF 1934 [No fee required]

For the transition period from _______________ to ____________________

COMMISSION FILE NUMBER 33-91238
                       --------

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
            U.S. XPRESS ENTERPRISES, INC. XPRE$$AVINGS 401(K) PLAN

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         U.S. XPRESS ENTERPRISES, INC.
                           2931 SOUTH MARKET STREET
                         CHATTANOOGA, TENNESSEE 37410

                             REQUIRED INFORMATION

The U.S. Xpress Enterprises, Inc. XPRE$$AVINGS 401(K) PLAN (the "Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the two fiscal years ended December 31, 1995 and 1994, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by this reference.

The consent of Arthur Andersen, LLP is included in Appendix 1 to this annual report.

                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                 U.S. XPRESS ENTERPRISES, INC.
                                 XPRE$$AVINGS 401(K) PLAN

                                 By: /s/ James. B. Baker
                                     -------------------------------------------
                                         Member of U.S. Xpress Enterprises, Inc.
                                         Pension Committee

Date: June 28, 1996

                           XPRE$$AVINGS 401(k) PLAN


                      FINANCIAL STATEMENTS AND SCHEDULES
                       AS OF DECEMBER 31, 1995 AND 1994
                                 TOGETHER WITH
                               AUDITORS' REPORT

                            XPRE$$AVINGS 401(K) PLAN

                      FINANCIAL STATEMENTS AND SCHEDULES


                          DECEMBER 31, 1995 AND 1994

                               TABLE OF CONTENTS

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

FINANCIAL STATEMENTS

    Statement of Net Assets Available for Benefits--December 31, 1995

    Statement of Net Assets Available for Benefits--December 31, 1994

    Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 1995

NOTES TO FINANCIAL STATEMENTS AND SCHEDULES

SUPPLEMENTAL SCHEDULES

    Schedule I: Item 27a--Schedule of Assets Held for Investment Purposes--December 31, 1995

    Schedule II: Item 27d--Schedule of Reportable Transactions for the Year Ended December 31, 1995

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Plan Administrator of the
Xpre$$avings 401(k) Plan:


We have audited the accompanying statements of net assets available for benefits of the XPRE$$AVINGS 401(K) PLAN (the "Plan") as of December 31, 1995 and 1994, and the related statement of changes in net assets available for benefits for the year ended December 31, 1995. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1995 and 1994, and the changes in net assets available for benefits for the year ended December 31, 1995, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Chattanooga, Tennessee
June 25, 1996

                            XPRE$$AVINGS 401(k) PLAN



                  NOTES TO FINANCIAL STATEMENTS AND SCHEDULES

                          DECEMBER 31, 1995 AND 1994
1.  PLAN DESCRIPTION

The following description of the Xpre$$avings 401(k) Plan (the "Plan") is provided for general information purposes only. More complete information regarding the Plan's provisions may be found in the plan document.

General

The Plan is a defined contribution plan established January 1, 1993, by U.S. Xpress Enterprises, Inc. (the "Company") under the provisions of Section 401(a) of the Internal Revenue Code ("IRC"), which includes a qualified deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

As of April 1, 1994, SunTrust Bank became the trustee of the Plan, replacing Shawmut Bank and the Plan's former investment manager, The Travelers Insurance Company.

Employees are eligible to participate in the Plan when they have completed one year of service, as defined in the plan document, and have attained age 21.

Contributions

Eligible employees can make before-tax contributions up to 6%, but not less than 1%, of compensation, as defined by the plan document, limited by requirements of the IRC. Eligible employees can, in addition, make after-tax contributions up to 10% of compensation, as defined in the plan document, limited by requirements of the IRC. The Company provides a matching contribution of 50% of all before-tax contributions. After-tax contributions are not matched by the Company.

Vesting

Participants are fully vested in their contributions and the earnings thereon. Vesting in employer matching contributions and earnings thereon is based on years of continuous service. A participant vests according to the following schedule:

                     Less than two years of service           0%
                     Two but not three years of service      30%
                     Three but not four years of service     65%
                     Four or more years of service          100%


For vesting purposes, years of continuous service are counted from the later of a participant's date of hire or the effective date of the Plan (January 1, 1993).

Participants automatically become 100% vested in employer contributions upon attainment of retirement age, as defined in the plan document, or termination due to death or total disability.

At December 31, 1995 and 1994, forfeited nonvested accounts totaled $81,264 and $30,679, respectively. These accounts will be used to reduce future employer contributions. No forfeitures were used to reduce employer contributions in 1995 or 1994.

Benefits

Upon termination of service, a participant may elect to receive an amount equal to the value of the participant's vested interest in his or her account. The form of payment is a lump-sum distribution, an annuity, or a combination thereof.

Participant Accounts

Individual accounts are maintained for each of the Plan's participants to reflect the participant's share of the Plan's income, expenses, the Company's contribution, and the participant's contribution. Allocations of income and administrative expenses are based on participant account balances, as defined in the plan document.

Investment Options

Participants direct contributions, including employer matching contributions, into the following investment options in 5% increments. Participants may change their investment elections daily. A description of each investment option is provided below:

        .  STI Classic Balanced Fund          This fund seeks to provide capital
                                              appreciation and current income by
                                              investing primarily in common
                                              stocks, preferred stocks, and
                                              investment grade fixed income
                                              securities.


        .  STI Classic Capital Growth Fund    This fund invests primarily in a
                                              diversified portfolio of common
                                              stocks which, in the opinion of
                                              the fund manager, have potential
                                              for capital appreciation.


        .  SunTrust Employee Benefit Stable   This fund is an actively managed
           Asset Fund                         portfolio of insurance company
                                              guaranteed investment contracts
                                              and short-term money market
                                              investments. The fund seeks to
                                              maximize current income and
                                              maintain a high degree of
                                              liquidity.


        .  The Travelers GIC Fixed Income     This fund invests primarily in
           Fund                               investment contracts of insurance
                                              companies. The objective of this
                                              fund is to provide a fixed rate of
                                              return on investments and
                                              stability of principal. Effective
                                              April 1, 1994, the Company
                                              discontinued this investment
                                              option. The investment contract
                                              related to this fund expired
                                              December 31, 1995.

        .  Twentieth Century Ultra Fund       This fund invests primarily in
                                              equities. The fund's primary
                                              objective is capital growth over
                                              time.

        .  U.S. Xpress Enterprises Stock      This fund invests principally in
           Fund                               U.S. Xpress Enterprises common
                                              stock. This investment option was
                                              introduced in August, 1995.


Participant Loans

Subject to approval, participants can secure a loan from the Plan against their account balance up to a maximum of 50% of their vested account balance or $50,000, whichever is less. Loans may generally be repaid over 1-5 years. The minimum amount to be taken for a loan is $1,000. Loans must be repaid through automatic payroll deductions unless otherwise provided by the plan administrator. The interest rate is determined by the trustee based on prevailing market conditions and is fixed over the life of the note.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared using the accrual basis of accounting. The preparation of the financial statements in conformity with generally accepted accounting principles requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

Income Recognition

Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.

Investment Valuation

Investments of the Plan are stated at fair value. Securities traded in public markets are valued at their quoted market prices. The Travelers GIC Fixed Income Fund is at contract value, which approximates fair value. Purchases and sales of securities are reflected on a trade-date basis. The difference between cost and market value from one period to the next is recognized as net depreciation in fair value of investments in the accompanying statement of changes in net assets available for benefits.

Administrative Expenses

For the year ended December 31, 1995, the Plan paid loan processing fees and transaction charges. The Company paid all other administrative expenses of the Plan.

3. TAX STATUS

The Plan obtained its latest determination letter on September 27, 1995, in which the Internal Revenue Service stated that the Plan, as amended August 30, 1994, was in compliance with the applicable requirements of the IRC. The plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, management believes that the Plan was qualified and the related trust was tax exempt as of the financial statement date.

4. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their accounts.

                STATEMENT Of NET ASSETS AVAILABLE FOR BENEFITS
                            (WITH FUND INFORMATION)

                               DECEMBER 31, 1995

                                                                     PARTICIPANT DIRECTED
                            --------------------------------------------------------------------------------------------------
                                TWENTIETH                              STI CLASSIC      SUNTRUST EMPLOYEE       U.S. XPRESS
                                 CENTURY           STI CLASSIC        CAPITAL GROWTH   BENEFIT STABLE ASSET  ENTERPRISES STOCK
                                ULTRA FUND        BALANCED FUND            FUND               FUND                 FUND
                            --------------       ---------------   ------------------- -------------------- -----------------

ASSETS:
  Cash                          $ 18,892           $       0           $  1,460            $        0              $   823
  Investments, at fair value:
    Mutual funds                 638,917            329,231             470,958                     0                    0
    Common trust fund                  0                  0                   0             1,178,439                    0
    Funds held in The
      Travelers general account        0                  0                   0                     0                    0
    Company stock                      0                  0                   0                     0               20,441
    Participant loans                  0                  0                   0                     0                    0
  Receivables:
    Participant contributions     11,990              3,920               6,144                15,424                1,067
                                --------           --------            --------            ----------             --------
        Total assets             669,799            333,151             478,562             1,193,863               22,331
                                --------           --------            --------            ----------             --------

NET ASSETS AVAILABLE FOR
 BENEFITS                       $669,799           $333,151            $478,562            $1,193,863              $22,331
                                ========           ========            ========            ==========             ========

                                         NON-PARTICIPANT DIRECTED
                                     --------------------------------
                                      THE TRAVELERS
                                         GIC FUND         PARTICIPANT
                                       INCOME FUND           LOANS         TOTAL
                                     ---------------     ------------    ----------
ASSETS:
  Cash                                    $      0          $     0       $   21,175
  Investments, at fair value:
    Mutual funds                                 0                0        1,439,106
    Common trust fund                            0                0        1,178,439
    Funds held in The
      Travelers general account            339,267                0          339,267
    Company stock                                0                0           20,441
    Participant loans                            0           72,529           72,529
  Receivables:
    Participant contributions                    0                0           38,545
                                         ---------         --------       ----------
        Total assets                       339,267           72,529        3,109,502
                                         ---------         --------       ----------

NET ASSETS AVAILABLE FOR
 BENEFITS                                 $339,267          $72,529       $3,109,502
                                         =========          =======       ==========

         The accompanying notes are an integral part of this statement.

                            XPRE$$AVINGS 401(K) PLAN


                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                            (WITH FUND INFORMATION)

                               DECEMBER 31, 1994

                                                           PARTICIPANT DIRECTED
                                 ------------------------------------------------------------------------
                                     TWENTIETH                          STI CLASSIC          SUNTRUST
                                      CENTURY          STI CLASSIC         CAPITAL       EMPLOYEE BENEFIT
                                    ULTRA FUND        BALANCED FUND      GROWTH FUND     STABLE ASSET FUND
                                 ---------------     --------------  ---------------   -------------------
ASSETS:
  Cash                                 $ 18,760        $ 12,476        $ 14,555            $ 40,269
  Investments, at fair value:
    Mutual funds                        229,521         185,250         244,098                   0
    Common trust fund                         0               0               0             515,148
    Funds held in The                         0               0               0                   0
      Travelers general account
    Participant loans                         0               0               0                   0
  Receivables:
    Participant contributions             3,687           1,918           2,065               7,080
                                      ---------       ---------       ---------           ---------
      Total assets                      251,968         199,644         260,718             562,497
                                      ---------       ---------       ---------           ---------

NET ASSETS AVAILABLE FOR
 BENEFITS                              $251,968        $199,644        $260,718            $562,497
                                      =========        ========        ========           =========


                                         NON-PARTICIPANT DIRECTED
                                    ----------------------------------
                                    THE TRAVELERS
                                      GIC FIXED
                                     INCOME FUND     PARTICIPANT LOANS      TOTAL
                                   ---------------   -----------------   ------------
ASSETS:
  Cash                                  $      0          $     0        $   86,060
  Investments, at fair value:
    Mutual funds                               0                0           658,869
    Common trust fund                          0                0           515,148
    Funds held in The
      Travelers general account          398,496                0           398,496
    Participant loans                          0           10,715            10,715
  Receivables:
    Participant contributions                  0                0            14,750
                                       ---------        ---------        ----------
      Total assets                       398,496           10,715         1,684,038
                                       ---------        ---------        ----------
NET ASSETS AVAILABLE FOR
 BENEFITS                               $398,496          $10,715        $1,684,038
                                       =========        =========        ==========

         The accompanying notes are an integral part of this statement.

                            XPRE$$AVINGS 401(K) PLAN


           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                            (WITH FUND INFORMATION)

                      FOR THE YEAR ENDED DECEMBER 31, 1995



                                                                   PARTICIPANT DIRECTED
                                 ------------------------------------------------------------------------------------------
                                     TWENTIETH                       STI CLASSIC      SUNTRUST EMPLOYEE      U.S. XPRESS
                                      CENTURY       STI CLASSIC         CAPITAL      BENEFIT STABLE ASSET  ENTERPRISES STOCK
                                    ULTRA FUND     BALANCED FUND      GROWTH FUND           FUND                 FUND
                                 ---------------   --------------  ---------------   -------------------  -----------------
ADDITIONS TO NET ASSETS
 ATTRIBUTABLE TO:
   Participant contributions         $233,605          $ 98,263        $132,310            $  479,713         $ 7,295
   Employer contributions              81,109            36,597          48,742               166,530           2,777
   Net depreciation in fair
     value of investments                   0                 0               0                     0          (3,803)
   Net investment
     income-registered
     investment companies             126,008            54,572          91,554                     0               0
   Net investment
     income-common trusts                   0                 0               0                50,650               0
   Net investment
     income-pooled separate
     accounts                               0                 0               0                     0               0
                                    ---------         ---------       ---------             ---------       ---------
        Total additions               440,722           189,432         272,606               696,893           6,269
                                    ---------         ---------       ---------             ---------       ---------
DEDUCTIONS FROM NET ASSETS
 ATTRIBUTABLE TO:
   Benefits paid to
     participants                     25,452             26,922          33,056                67,452               0
                                    ---------         ---------       ---------             ---------       ---------
        Total deductions              25,452             26,922          33,056                67,452               0
                                    ---------         ---------       ---------             ---------       ---------
LOANS TO PARTICIPANTS                (25,251)           (11,093)        (12,244)              (38,229)            (67)
                                    ---------         ---------       ---------             ---------       ---------
LOAN PAYMENTS                          9,761              5,749           4,261                14,904               9
                                    ---------         ---------       ---------             ---------       ---------
INTERFUND TRANSFERS                   18,051            (23,659)        (13,723)               25,250          16,120
                                    ---------         ---------       ---------             ---------       ---------
NET INCREASE (DECREASE)              417,831            133,507         217,844               631,366          22,331

NET ASSETS AVAILABLE FOR
 BENEFITS:
  Beginning of year                  251,968            199,644         260,718               562,497               0
                                   ---------          ---------       ---------             ---------       ---------
  End of year                       $669,799           $333,151        $478,562            $1,193,863         $22,331
                                   =========          =========       =========            ==========       =========


                                      NON-PARTICIPANT DIRECTED
                                ----------------------------------
                                THE TRAVELERS
                                  GIC FIXED
                                 INCOME FUND     PARTICIPANT LOANS      TOTAL
                               ---------------   -----------------  ------------
ADDITIONS TO NET ASSETS
 ATTRIBUTABLE TO:
   Participant contributions       $      0          $      0         $  951,186
   Employer contributions                 0                 0            335,755
   Net depreciation in fair               0                 0             (3,803)
     value of investments
   Net investment                         0                 0            272,134
     income-registered
     investment companies
   Net investment                         0                 0             50,650
     income-common trusts
   Net investment                    29,437                 0             29,437
     income-pooled separate
     accounts
                                  ---------         ---------         ----------
        Total additions              29,437                 0          1,635,359
                                  ---------         ---------         ----------

DEDUCTIONS TO NET ASSETS
 ATTRIBUTABLE TO:
   Benefits paid to                  57,013                 0            209,895
     participants
                                  ---------         ---------         ----------
        Total deductions             57,013                 0            209,895
                                  ---------         ---------         ----------
LOANS TO PARTICIPANTS                (9,614)           96,498                  0
                                  ---------         ---------         ----------
LOAN PAYMENTS                             0           (34,684)                 0
                                  ---------         ---------         ----------
INTERFUND TRANSFERS                 (22,039)                0                  0
                                  ---------         ---------         ----------
NET INCREASE (DECREASE)             (59,229)           61,814          1,425,464
                                  ---------         ---------         ----------

NET ASSETS AVAILABLE FOR
 BENEFITS:
  Beginning of year                 398,496            10,715          1,684,038
                                  ---------         ---------         ----------
  End of year                      $339,267          $ 72,529         $3,109,502
                                  =========         =========         ==========

         The accompanying notes are an integral part of this statement.

                                                                    SCHEDULE I
                            XPRE$$AVINGS 401(k) PLAN


           ITEM 27a--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                               December 31, 1995

          (Employer Identification Number 62-1378182, Plan Number 001)





   Identity of Issuer, Borrower,         DESCRIPTION OF INVESTMENT, INCLUDING MATURITY DATE,                              CURRENT
   Lessor, or Similar Party              RATE OF INTEREST, COLLATERAL, AND PAR OR MATURITY VALUE             COST         VALUE
- - -----------------------------------      ---------------------------------------------------------------   ----------   -----------
*  The Travelers                          The Travelers GIC Fixed Income Fund                              $  339,267   $  339,267

   Twentieth Century Investors            Twentieth Century Ultra Fund                                        553,090      638,917

*  SunBank Capital Management, N.A.       STI Classic Balanced Fund                                           296,746      329,231

*  SunBank Capital Management, N.A.       STI Classic Capital Growth Fund                                     425,490      470,958

*  SunBank Capital Management, N.A.       SunTrust Employee Benefit Stable Asset Fund                       1,130,764    1,178,439

*  U.S. Xpress Enterprises                U.S. Xpress Enterprises Stock Fund                                   24,073       20,441

*  The Plan                               Loans to participants, with interest rates from 7.85% to 11.7%       72,529       72,529



* Indicates a party in interest.

The accompanying notes are an integral part of this schedule.

                                                                    SCHEDULE II

                            XPRE$$AVINGS 401(k) PLAN


               ITEM 27d--SCHEDULE OF REPORTABLE TRANSACTIONS (a)

                      FOR THE YEAR ENDED DECEMBER 31, 1995

         (Employer Identification Number  62-1378182, Plan Number 001)




                                                           PURCHASES                       SALES
                                                    ----------------------- --------------------------------------

                             DESCRIPTION OF                       PURCHASE                     SELLING
                              INVESTMENTS,                          PRICE                       PRICE
                          INCLUDING MATURITY                     AND CURRENT                  AND CURRENT
                             DATE, RATE OF                         VALUE OF                    VALUE OF
                         INTEREST, COLLATERAL,         NUMBER      ASSET ON        NUMBER      ASSET ON
 IDENTITY OF PARTY        AND PAR OR MATURITY            OF       TRANSACTION        OF       TRANSACTION   COST OF    NET
      INVOLVED                   VALUE              TRANSACTIONS     DATE       TRANSACTIONS     DATE       ASSETS     GAIN
- - --------------------   --------------------------   ------------  --------      ------------     ----       --------   ----
* SunBank Capital      SunTrust Employee
    Management, N.A.     Benefit Stable Asset Fund      209        $815,993         122        $199,572    $193,201  $ 6,371
* SunBank Capital      SunTrust Employee
    Management, N.A.     Benefit Stable Asset Fund        1         135,272           1         138,522     129,032    9,490
* SunBank Capital
    Management, N.A.   STI Classic Balanced Fund        181         171,600          83          77,614      71,606    6,008
* SunBank Capital      STI Classic Capital
    Management, N.A.     Growth Fund                    170         242,205          83         102,678      80,287   22,391
  Twentieth Century    Twentieth Century
    Investors            Ultra Fund                     181         389,445          59          74,233      64,756    9,477
* The Travelers        The Travelers GIC
                         Fixed Income Fund                0               0          38          90,050      90,050        0


* Indicates a party in interest.

(a) Represents a single transaction or a series of transactions in the same security that exceeds 5% of the fair value of plan assets at the beginning of the year.

The accompanying notes are an integral part of this schedule.

                                  SIGNATURES

     Pursuant to the requirements of Section 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on the 28th day of June, 1996.

                                       U.S. XPRESS ENTERPRISES, INC.

Date:     June 28, 1996                By: /s/ Larry D. Bentley
     ----------------------          -------------------------------------------
                                               Larry D. Bentley
                                           Chief Financial Officer


     Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant in the capacities and on the dates indicated.


SIGNATURE                                  TITLE                           DATE
- - ---------                                  -----                           ----

/s/ Patrick B. Quinn
- - ---------------------------   Co-Chairman of the Board of Directors,   June 28, 1996
Patrick B. Quinn              President and Treasurer

/s/ Max L. Fuller
- - ---------------------------   Co-Chairman of the Board of Directors,   June 28, 1996
Max L. Fuller                 Vice President and Secretary

/s/ Larry D. Bentley
- - ---------------------------   Director, Executive Vice President and   June 28, 1996
Larry D. Bentley              Chief Financial Officer (principal
                              financial and accounting officer)

/s/ E. William Lusk, Jr.
- - ---------------------------   Director and Executive Vice President    June 28, 1996
E. William Lusk, Jr.          of Marketing

/s/ William K. Farris
- - ---------------------------   Director and Executive Vice President    June 28, 1996
William K. Farris             of Operations

/s/ A. Alexander Taylor, II
- - ---------------------------   Director                                 June 28, 1996
A. Alexander Taylor, II

/s/ James B. Baker
- - ---------------------------   Director                                 June 28, 1996
James B. Baker
